Exhibit 99.1

Articles of Incorporation

of Deutsche Telekom AG

I. General Provisions

§ 1

Firm, Headquarters and Financial Year

(1)           The stock corporation—hereinafter referred to as the “Corporation”—shall be designated Deutsche Telekom AG.

(2)           Its registered office shall be in Bonn.

(3)           Financial year shall be the calendar year.

§ 2

Object

(1)           Object of the enterprise is activity in all areas of telecommunications, information technology, multimedia, information and entertainment, as well as security services and any services connected to these areas, and also in related areas in Germany and abroad.

(2)           The Corporation shall be entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise pursuant to subpara. 1. It may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine itself to the administration of its participation. It may spin off its operations wholly or partly to affiliated undertakings.

§ 3

Commissioning the Deutsche Bundespost Federal Posts and Telecommunications Agency

The Corporation shall arrange for matters within the meaning of § 3 (1) of the Federal Posts and Telecommunications Agency Act to be carried out by the Deutsche Bundespost Federal Posts and Telecommunications Agency. For this purpose it shall enter into non-gratuitous business management contracts with the Federal Agency.

§ 4

Announcements

Announcements of the Corporation shall be published in the electronic Federal Gazette.

II. Capital Stock and Shares

§ 5

Amount and Breakdown of Capital Stock

(1)           The capital stock of the Corporation amounts to € 10,747,079,431.68 (in words: ten billion, seven hundred forty-seven million, seventy-nine thousand, four hundred thirty-one euros sixty-eight cents). It is divided into 4,198,077,903 (in words: four billion, one hundred ninety-eight million, seventy-seven thousand, nine hundred three) no par value shares.

(2)           The Board of Management is authorized to increase the capital stock with the approval of the Supervisory Board by up to € 2,399,410,734.08 by issuing up to 937,269,818 registered no par value shares for non-cash contributions in the period up to May 17, 2009. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The Board of Management is authorized, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right when issuing new shares for mergers or acquisitions of companies, parts thereof or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Corporation. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2004).

(3)           The Board of Management is authorized to increase the capital stock with the approval of the Supervisory Board by up to € 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash or non-cash contributions in the period up to May 2, 2011. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The subscription rights of shareholders shall be precluded. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG that assumes the obligation to use these shares exclusively for the purpose of granting employee shares. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and the new shares used to repay this securities loan. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2006).

(4)           The capital stock is conditionally increased by up to € 499,982,504.96, divided into up to 195,305,666 shares (contingent capital I). The contingent capital increase shall be implemented only to the extent thatthe holders or creditors of conversion rights or warrants attached to the convertible bonds or bonds with warrants issued by May 28, 2006 by Deutsche Telekom AG or a company in which it has a direct or indirect majority holding on the basis of the authorization granted by resolution of the shareholders’ meeting of May 29, 2001, exercise their conversion or option rights or holders or creditors obligated to convert the convertible bonds issued by May 28, 2006, by Deutsche Telekom AG or companies in which it has a direct or indirect majority holding pursuant to the authorization granted by resolution of the shareholders’ meeting of May 29, 2001, fulfill their conversion obligation.

The new shares shall participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights being exercised or the fulfillment of any conversion obligations.

(5)           The capital stock is conditionally increased by up to € 32,464,271.36, divided into up to 12,681,356 new registered no par value shares (contingent capital II). The contingent capital increase is exclusively for the purpose of meeting subscription rights to shares from stock options granted in the period until December 31, 2003 to members of the Board of Management of the Corporation, executives at levels below the Board of Management of the Corporation and other executives, managers and specialists of the Corporation and to Board of Management members, managing board members and other executives of second- and lower-tier domestic and foreign Group companies, on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the shareholders’ meeting on May 29, 2001. It shall be implemented only to such extent as subscription right holders make use of their subscription rights. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Corporation’s ordinary shareholders’ meeting that adopts a resolution on the appropriation of net income for the preceding financial year, the new shares shall participate in the profits starting at the beginning of the financial year ended.

(6)           The capital stock is conditionally increased by up to € 2,621,237.76, divided into up to 1,023,921 shares (contingent capital III). The contingent capital increase serves exclusively to grant subscription rights to members of the Board of Management and executives of the Corporation, as well as Board of Management members, managing board members and other executives of second- and lower-tier affiliated companies on the basis of a Stock Option Plan as provided for in the resolution of the shareholders’ meeting of May 25, 2000. It shall be implemented only to such extent as use is made of those subscription rights. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Corporation’s ordinary shareholders’ meeting that adopts a resolution on the appropriation of net income for the preceding financial year, the new shares shall participate in the profits starting at the beginning of the financial year ended.

(7)           The capital stock shall be conditionally increased by € 600,000,000, divided into up to 234,375,000 no par value shares (contingent capital IV). The contingent capital increase shall be implemented only to the extent that the holders or creditors of convertible bonds or warrants arising as a result of convertible bonds issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority holding by April 25, 2010, on the basis of the authorization resolution granted by the ordinary shareholders’ meeting in April 2005 make use of their conversion rights or option rights, or those obligated as a result of convertible bonds or bonds with warrants granted or issued by April 25, 2010, by Deutsche Telekom AG or its direct or indirect majority holding on the basis of the authorization granted by resolution of the ordinary shareholders’ meeting of April 2005, fulfill their conversion or option obligations and the contingent capital is required in accordance with the terms and conditions of the bond. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights or the fulfillment of any conversion or option obligations. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine any other details concerning the implementation of the contingent capital increase.

(8)           The shares shall be registered shares.

(9)           Where a resolution on capital increase does not stipulate whether the new shares be bearer or registered shares, they shall be registered shares.

(10)         The Board of Management shall stipulate the form of share certificates and the profit sharing and renewal certificates. A right of shareholders to certification of their shares and profit shares is precluded unless certification is necessary according to the rules of a stock exchange where the stock is listed. The Corporation shall be entitled to issue stock certificates embodying individual shares or several shares (global certificates).

(11)         In any capital increase, the distribution of profits in relation to new shares may be determined in derogation of § 60 of the Stock Corporation Act.

III. Board of Management

§ 6

Composition and Rules of Procedure

(1)           The Board of Management shall consist of two members at least. For the rest the Supervisory Board shall determine the number of Board of Management members.

(2)           Board of Management members shall be outstanding experts on telecommunications, the economy or business management.

(3)           The Supervisory Board may appoint a Chairman as well as a Deputy Chairman of the Board of Management. Deputy members of the Board of Management may be appointed.

(4)           The Board of Management shall adopt by unanimous decision of all its members its Rules of Procedure, which shall require the consent of the Supervisory Board.

§ 7

Outside Representation

The Corporation shall be legally represented by two members of the Board of Management or by one member of the Board of Management jointly with a Prokurist(1). Deputy members of the Board of Management shall have the same rights as ordinary members of the Board of Management with regard to the power of representation.

§ 8

Business Management

The Board of Management shall manage its business in accordance with the Rules of Procedure and the Schedule of Responsibilities approved by the Supervisory Board.

(1)             A "Prokurist" is a holder of a general commercial power of attorney called "Prokura", § 48 Commercial Code

IV. Supervisory Board

§ 9

Composition, Tenure of Office, Retirement from Office

(1)           The Supervisory Board shall consist of twenty members, specifically ten members representing the shareholders and ten members representing the employees. The Supervisory Board members representing the shareholders shall be elected by the shareholders’ meeting and the Supervisory Board members representing the employees shall be elected in accordance with the provisions of the German Codetermination Act (Mitbestimmungsgesetz).

(2)           The members of the Supervisory Board shall be elected for the period ending with the shareholders’ meeting that approves the actions of the Supervisory Board for the fourth financial year following commencement of tenure of office. The financial year in which tenure of office commences shall not be counted. The shareholders’ meeting may determine, for members representing shareholders, a shorter tenure of office at the time of their election. A successor to a member representing shareholders who has resigned prior to expiry of his/her tenure of office shall be elected for the remainder of the retired member’s tenure of office, unless the successor’s tenure of office is otherwise determined by the shareholders’ meeting.

(3)           With the election of a Supervisory Board member, a substitute member may be nominated at the same time who will become a member of the Supervisory Board if the Supervisory Board member resigns prior to expiry of his/her tenure of office without a successor having been elected. The office of a substitute who has advanced to the Supervisory Board shall cease to exist as soon as a successor to the retired Supervisory Board member has been elected, at the latest upon expiry of the tenure of office of the retired Supervisory Board member.

(4)           Members and substitute members of the Supervisory Board may resign from their office by written notice to the Chairman of the Supervisory Board or to the Board of Management, giving notice of four weeks.

§ 10

Chairman and Deputy Chairman

(1)           The Supervisory Board shall elect from its members in accordance with § 27 (1) and (2) of the Codetermination Act a Chairman and a Deputy Chairman for the tenure of office as laid down in § 9 (2) of these Articles of Incorporation. The election shall take place at the close of the shareholders’ meeting in which the Supervisory Board members representing the shareholders and elected by the shareholders’ meeting, have been elected, in a meeting that has not been specially convened. If the Chairman or the Deputy Chairman resigns prior to expiry of his tenure of office, the Supervisory Board shall hold a new election to cover the remainder of the retired person’s tenure of office.

(2)           Immediately following election of the Chairman and the Deputy Chairman the Supervisory Board shall establish, for the purpose of discharging the function set out in § 31 (3) of the Codetermination Act, a committee composed of the Chairman, the Deputy Chairman and one member elected by the employee members and one member elected by the shareholder members by a majority of votes cast.

§ 11

Rules of Procedure

The Supervisory Board shall adopt its Rules of Procedure within the limits of mandatory legal provisions and the provisions of these Articles of Incorporation. These Rules of Procedure of the Supervisory Board shall stipulate that certain kinds of transaction, in particular those which fundamentally change the net worth, financial position and results of the Corporation or the Corporation risk exposure, and those that establish, dissolve, acquire or sell equity interests in enterprises above a limit to be determined by the Supervisory Board in the Rules of Procedure, can only be conducted with the consent of the Supervisory Board. The Supervisory Board may give revocable consent in advance to a certain group of transactions in general or to individual transactions that meet certain requirements.

§ 12

Pledge of Secrecy

Supervisory Board members shall - even after retirement from office - observe secrecy with regard to confidential data and secrets of the Corporation, specifically trade and operating secrets to which they have gained access through serving on the Supervisory Board.

§ 13

Remuneration

(1)           In addition to reimbursement for cash expenses and value-added tax paid on remuneration and expenses, the members of the Supervisory Board shall receive:

a)            a fixed annual remuneration amounting to € 20,000.00;

b)            a performance-related annual remuneration amounting to € 300.00 for each whole € 0.01 that the net profit per no par value share exceeds € 0.50 in the financial year for which the remuneration is paid;

c)                                     a performance-related annual remuneration as a long-term incentive amounting to € 300.00 for every 4.0 % that the net profit per no par value share in the second financial year (reference year) following the financial year in question exceeds the net profit per no par value share in the financial year preceding the financial year in question. The performance-related annual remuneration as a long-term incentive for the financial year in question shall be no more than the performance-related annual remuneration as the long-term incentive for the financial year preceding the financial year in question unless the net revenue in the reference year exceeds the net revenue of the financial year preceding the financial year in question.

Neither the remuneration pursuant to (b) nor the remuneration pursuant to (c) may exceed the fixed annual remuneration pursuant to (a). The remuneration pursuant to (b) may not exceed a total of 0.02 % of the Corporation’s unappropriated net income reported in the approved annual financial statements of the financial year in question, reduced by an amount of 4.0 % of the contributions made on the lowest issue price of the shares at the end of the financial year.

(2)           The Chairman of the Supervisory Board shall receive two times the amount, and the Deputy Chairman, one and a half times the amount of remuneration pursuant to (1) hereof.

(3)           Moreover, remuneration shall be increased by 0.5 times the amount pursuant to (1) hereof for every membership on a Supervisory Board committee and by an additional 0.5 times for every chairmanship held on a Supervisory Board committee, but by no more than two times the amount in (1) hereof. The membership or chairmanship held on a committee formed pursuant to § 27 (3) of the Codetermination Act shall not be taken into account when applying sentence 1.

(4)           In addition, members of the Supervisory Board shall receive an attendance fee amounting to € 200.00 for each meeting of the Supervisory Board or its committees that they attend.

(5)           Members of the Supervisory Board who are on the Supervisory Board for only part of the financial year in question shall receive one twelfth of the remuneration for every month of membership or part thereof. The same shall apply to the increase in remuneration for the Supervisory Board Chairman and Deputy Chairman pursuant to (2) hereof and to the increase in remuneration for Supervisory Board committee membership or chairmanship pursuant to (3) hereof.

(6)           Remuneration pursuant to 1 (a) and (b) hereof and the attendance fee shall fall due at the end of the shareholders’ meeting to which the consolidated financial statements for the financial year in question are presented or which decides on its approval. Remuneration pursuant to (1) (c) hereof shall fall due at the end of the shareholders’ meeting to which the consolidated financial statements for the reference year are presented or which decides on its approval.

(7)           In calculating the remuneration pursuant to (1) hereof, the net profit and net revenue reported in the consolidated financial statements approved and endorsed with the unqualified audit opinion for the relevant financial year shall be decisive. In calculating the net profit per no par value share, the number of no par value shares issued (total number) at the end of the financial year in question or, in the event of remuneration pursuant to (1) (c) hereof, at the end of the financial year preceding the financial year in question and at the end of the reference year, less the Corporation’s treasury shares that it holds at that time in each case, shall be decisive.

(8)           The fixed annual remuneration pursuant to (1) (a) hereof, the performance-related annual remuneration pursuant to (1) (b) hereof and the performance-related annual remuneration as a long-term incentive pursuant to (1) (c) hereof shall be paid for the first time for the 2004 financial year.

(9)           If the total number of the Corporation’s no par value shares changes after the start of the 2004 financial year as a result of a share split, a combining of no par value shares or a capital increase from the Corporation’s own resources by issuing new no par value shares (capital transaction), the relevant number of no par value shares pursuant to (7) sentence 2 hereof used for the purpose of calculating net profit per no par value share shall be adjusted for every such capital transaction that occurs prior to the date that is decisive for the calculation in order to avoid a dilution effect. The adjustment shall be made by multiplying the relevant number of shares with the quotient obtained by dividing the total number of no par value shares in existence immediately prior to the capital transaction by the total number of no par value shares in existence immediately after the capital transaction.

V. Shareholders’ Meeting

§ 14

Venue and Convocation

(1)           The shareholders’ meeting shall take place at the headquarters of the Corporation, or at the location of a German stock exchange or in a German city with a population of more than 250,000.

(2)           Convocation must be published in the electronic Federal Gazette at least thirty days prior to the date by which shareholders have to register for the shareholders’ meeting (§ 16 (1)); the last date by which shareholders have to register for the shareholders’ meeting shall not be counted. If the deadline falls on a Sunday, a legally recognized public holiday at the headquarters of the Corporation or on a Saturday, the preceding working day shall take the place of this day.

§ 15

Audio and Video Transmissions

(1)           If the Chairman of the meeting is in agreement, Supervisory Board members may exceptionally be allowed to participate in the shareholders’ meeting by means of audio and video transmission, if as a result of their residency abroad they would have to undertake a considerable journey to arrive at the venue of the shareholders’ meeting.

(2)           The Corporation may transmit the shareholders’ meeting in audio and video in  its entirety, if so decided by the Board of Management and Supervisory  Board and announced at the time the meeting is called.

§ 16

Right to Participate and Voting Right

(1)           Eligible to participate in and to exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register and who have registered on time with the Corporation in writing, by fax or, if the Board of Management so decides, by electronic means to be stipulated in the convocation. The Corporation must receive the registration at the address stipulated for this purpose when the shareholders’ meeting is called no later than on the seventh day before the shareholders’ meeting. § 14 (2) sentence 2 shall apply accordingly.

(2)           Voting rights may be exercised by a proxy. If neither a credit institution nor an association of shareholders is granted a proxy, the proxy must be granted in writing or, if the Board of Management so decides, by electronic means to be stipulated in the convocation. The written form is also adhered to if the Corporation receives the signed proxy document by fax, at the fax number specified when the shareholders’ meeting is called, by the deadline for registration stipulated in (1) hereof.

§ 17

Chairmanship of the Shareholders’ Meeting

(1)           The shareholders’ meeting shall be chaired by the Chairman of the Supervisory Board or, in case of him being prevented, by another Supervisory Board member representing the shareholders to be determined by the Supervisory Board.

(2)           The Chairman shall chair the meeting. He shall determine the order of discussion of agenda items as well as the manner and order of voting. He may set an appropriate time limit for shareholders’ right to speak and ask questions; he can, in particular, appropriately determine the length of the Shareholders’ Meeting and the time allotted for discussing items on the agenda or for any individual questions or comments.

§ 18

Passing Resolutions

(1)           Each no par value share shall grant one vote in the shareholders’ meeting.

(2)           Resolutions shall, unless mandatory legal provisions stipulate otherwise, be passed by a simple majority of votes cast and, where the law prescribes a majority shareholding in addition to a majority vote, by a simple majority of capital stock represented at such time as the resolution is passed.

VI. Annual Financial Statements and
Appropriation of Net Income

§ 19

Annual Financial Statements
and Ordinary Shareholders’ Meeting

(1)           The Board of Management shall submit to the Supervisory Board the annual financial statements and the management report as well as the consolidated financial statements and the Group management report for the previous year within the first three months of the financial year without delay after the preparation thereof. The Board of Management must submit the proposal for the appropriation of net income to the Supervisory Board at the same time. §§ 298 (3) and 315 (3) German Commercial Code (HGB) remain unaffected.

(2)           After receipt of the report from the Supervisory Board, the Board of Management shall convene without undue delay the ordinary shareholders’ meeting, which shall  take place within the first eight months of each financial year. It shall rule on the approval of the actions of the Board of Management and the Supervisory Board, on the choice of auditor and on appropriation of net income for the year.

(3)           The Board of Management and the Supervisory Board shall be empowered, at the time of adoption of the annual financial statements, to allocate to other reserves wholly or in part the net income for the year remaining after deduction of the amounts to be allocated to the legal reserves and of any loss carried forward. Allocating a larger part than half of the net income for the year shall not be permitted where the other retained earnings would exceed half of the capital stock following allocation.

(4)           The unappropriated net income for the year shall be distributed among the shareholders unless the shareholders’ meeting decides on a different appropriation.

(5)           The shareholders’ meeting may also decide to pay dividends in kind if these assets are such as can be traded on a market as defined by § 3 (2) of the Stock  Corporation Act (Aktiengesetz).

VII. Commencement of Business

§ 20

Commencement of Business

Deutsche Telekom AG business shall commence on 1 January 1995. As from that date, Deutsche Bundespost TELEKOM acts shall be deemed pursued for the account of Deutsche Telekom AG.

VIII. Final provisions

§ 21

Authorization to Change the Wording of the Articles of Incorporation

The Supervisory Board is hereby authorized to make changes in the Articles of Incorporation that merely affect the wording. Moreover, it may bring the Articles of Incorporation into line with new statutory requirements that are binding on the Corporation without the need for a resolution by the shareholders’ meeting.